

CSM Nederland bv

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 21
F +31 20 695 19 42
E info@csm.nl
I www.csm.nl




RECEIVED
APR 14 2006
209

Press Release

SUPPL

CSM TO REVIEW ITS CORPORATE GOVERNANCE STRUCTURE

Diemen, The Netherlands, 7 April 2006 - CSM announces that it will review its corporate governance structure in the coming period. As part of the change process underway at CSM including the changed composition of the Board of Management, the redefinition of the company's strategy and the initiation of a drastic restructuring operation CSM deems it appropriate to evaluate its corporate governance structure in the light of current views and developments. In order to come up with a balanced solution and take account of impending changes to Dutch company law, CSM expects to be able to make further announcements in this respect by the end of 2006.


PROCESSED
APR 19 2006
THOMSON
FINANCIAL

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / mobile +44 (0)7767 227506

Background Information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of € 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

dlw 4/17